UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No.)

                        Prime Impact Acquisition I
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                                (NAME OF ISSUER)


                         Class A Ordinary Shares (Par Value $0.0001)
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                         (TITLE OF CLASS OF SECURITIES)


                                    G61074103
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                                 (CUSIP NUMBER)


                               December 31, 2022
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
|x|  Rule 13d-1(b)
|_|  Rule 13d-1(c)
|_|  Rule 13d-1(d)

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     1.   Names of Reporting Persons.

          Deutsche Bank AG*
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     2.   Check the Appropriate Box If a Member of a Group
          (See Instructions)
          (a)  |_|
          (b)  |_|
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     3.   SEC Use Only

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     4.   Citizenship or Place of Organization

          Federal Republic of Germany
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                   5.   SOLE VOTING POWER

                        450,000
                   -------------------------------------------------------------
                   6.   SHARED VOTING POWER
   NUMBER OF
     SHARES             0
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH     7.   SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH           450,000
                   -------------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER

                        0
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     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          450,000
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     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)  |_|
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     11.  Percent of Class Represented by Amount in Row (9)

          6.55%
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     12.  Type of Reporting Person

          FI
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* In accordance with Securities Exchange Act Release No. 39538 (January 12,
1998), this filing reflects the securities beneficially owned by Investment Bank ("IB") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that IB is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing. Furthermore, IB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which IB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than IB.

--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.

          Deutsche Bank Securities Inc.
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box If a Member of a Group
          (See Instructions)
          (a)  |_|
          (b)  |_|
--------------------------------------------------------------------------------
     3.   SEC Use Only

--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization

          Delaware
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                   5.   SOLE VOTING POWER

                        450,000
                   -------------------------------------------------------------
                   6.   SHARED VOTING POWER
   NUMBER OF
     SHARES             0
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH     7.   SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH           450,000
                   -------------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          450,000
--------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)  |_|
--------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)

          6.55%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person

          CO, BD
--------------------------------------------------------------------------------

Item 1.

     (a) Name of Issuer:

         Prime Impact Acquisition I

     (b) Address of Issuer's Principal Executive Offices:

         123 East San Carlos Street, Suite 12
         San Jose, California 95112
         United States

Item 2.

     (a) Name of Person Filing:

         This statement is filed on behalf of Deutsche Bank AG ("Reporting Person").

     (b) Address of the Principal Office or, if none, residence:

         Taunusanlage 12
         60325 Frankfurt am Main
         Federal Republic of Germany

     (c) Citizenship:

         The citizenship of the Reporting Person is set forth on the cover page.

     (d) Title of Class of Securities:

         Class A Ordinary Shares, par value $0.0001 ("Shares").

     (e) CUSIP Number:

         The CUSIP number of the Ordinary Shares is set forth on the cover page.


Item 3. If this statement is filed pursuant to SS.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


     (a) |X| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                Deutsche Bank Securities Inc.

     (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).


     (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

     (e) |_| An investment adviser in accordance with S.240.13d-1(b)(1)(ii)(E);


     (f) |_| An employee benefit plan or endowment fund in accordance with S.240.13d-1(b)(1)(ii)(F);

     (g) |_| A parent holding company or control person in accordance with
             S. 240.13d-1(b)(1)(ii)(G);

     (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) |X| A non-U.S. institution in accordance with Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                Deutsche Bank AG

     (k) |_| Group, in accordance with S.240.13d-1(b)(1)(ii)(J).


Item 4. Ownership.

     (a) Amount beneficially owned:

         The Reporting Person owns the amount of the Ordinary Shares as set forth on the cover page.

     (b) Percent of class:

         The Reporting Person owns the percentage of the Ordinary Shares as set forth on the cover page.

     (c) Number of shares as to which such person has:

             (i) Sole power to vote or to direct the vote

                 The Reporting Person has the sole power to vote or direct the vote of the Ordinary Shares as set forth on the cover page.

            (ii) Shared power to vote or to direct the vote

                 The Reporting Person has the shared power to vote or direct the vote of the Ordinary Shares as set forth on the cover page.

           (iii) Sole power to dispose or to direct the disposition of

                 The Reporting Person has the sole power to dispose or direct the disposition of the Ordinary Shares as set forth on the cover page.

            (iv) Shared power to dispose or to direct the disposition of

                 The Reporting Person has the shared power to dispose or direct the disposition of the Ordinary Shares as set forth on the cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Subsidiary                                              Item 3 Classification

Deutsche Bank Securities Inc.                           Broker Dealer


Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

          By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a bank organized under the laws of the Federal Republic of Germany is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           Dated:     February 13, 2023




                                           Deutsche Bank AG

                                           By:        /s/ Michael Caro
                                           Name:      Michael Caro
                                           Title:     Vice President